UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

DoubleVerify Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25862V105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25862V105	Page 2 of 7

1.	Name of Reporting Persons Blumberg Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,333,325 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,333,325 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,325 (2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 2.0% (3)
12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by Blumberg Capital II, L.P. (“BC II”), Blumberg Capital Management II, L.L.C. (“BCM II”) and David J. Blumberg (“Blumberg” and, together with BC II and BCM II, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) The shares are held by BC II. BCM II is the sole general partner of BC II and owns no shares of the Issuer directly. Blumberg is the managing director of BCM II. BCM II and Blumberg share voting and dispositive power over the shares held by BC II and may be deemed to beneficially own the shares held by BC II.

(3) The beneficial ownership percentage is based on a total of 164,875,087 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 25862V105	Page 3 of 7

1.	Name of Reporting Persons Blumberg Capital Management II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,333,325 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,333,325 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,325 (2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 2.0% (3)
12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) The shares are held by BC II. BCM II is the sole general partner of BC II and owns no shares of the Issuer directly. Blumberg is the managing director of BCM II. BCM II and Blumberg share voting and dispositive power over the shares held by BC II and may be deemed to beneficially own the shares held by BC II.

(3) The beneficial ownership percentage is based on a total of 164,875,087 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 25862V105	Page 4 of 7

1.	Name of Reporting Persons David J. Blumberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,850,470
	6.	Shared Voting Power 3,333,325 (2)
	7.	Sole Dispositive Power 1,850,470
	8.	Shared Dispositive Power 3,333,325 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,183,795 (2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 3.1% (3)
12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes 3,333,325 shares held by BC II. BCM II is the sole general partner of BC II and owns no shares of the Issuer directly. Blumberg is the managing director of BCM II. BCM II and Blumberg share voting and dispositive power over the shares held by BC II and may be deemed to beneficially own the shares held by BC II.

(3) The beneficial ownership percentage is based on a total of 164,875,087 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 25862V105	Page 5 of 7

Introductory Note: This statement on Schedule 13G is being filed by the Reporting Persons in respect of common stock of DoubleVerify Holdings, Inc. (the “Issuer”).

Item 1(a)	Name of Issuer

DoubleVerify Holdings, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices

233 Spring Street

New York, NY, 10013

Item 2(a)	Name of Person Filing

Blumberg Capital II, L.P. (“BC II”)

Blumberg Capital Management II, L.L.C. (“BCM II”)

David J. Blumberg (“Blumberg”)

Item 2(b)	Address of Principal Business Office or, if none, Residence

432 Bryant Street

San Francisco, CA 94107

Item 2(c)	Citizenship

BC II	-	Delaware
BCM II	-	Delaware
Blumberg		United States of America

Item 2(d)	Title of Class of Securities

Common Stock

Item 2(e)	CUSIP Number

25862V105

Item 3	Not applicable.

Item 4	Ownership

The following beneficial ownership information is presented as of December 31, 2022:

Reporting Persons	Common Stock Held Directly (1)	Sole Voting Power	Sole Dispositive Power	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
BC II	3,333,325	0	0	3,333,325	3,333,325	3,333,325	2.0%
BCM II (2)	0	0	0	3,333,325	3,333,325	3,333,325	2.0%
Blumberg (2)	1,850,470	1,850,470	1,850,470	3,333,325	3,333,325	5,183,795	3.1%

____

(1) Represents the number of shares held directly as of December 31, 2022.

(2) BCM II is the sole general partner of BC II and owns no shares of the Issuer directly. Blumberg is the managing director of BCM II. BCM II and Blumberg share voting and dispositive power over the shares held by BC II and may be deemed to beneficially own the shares held by BC II.

(3) The beneficial ownership percentage is based on a total of 164,875,087 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 8, 2022.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

CUSIP No. 25862V105	Page 6 of 7

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

CUSIP No. 25862V105	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2023	Blumberg Capital II, L.P.

BY: Blumberg Capital Management II, L.L.C.
ITS: General Partner

	By:	/s/ David J. Blumberg
David J. Blumberg
Managing Member

Blumberg Capital Management II, L.L.C.

	By:	/s/ David J. Blumberg
David J. Blumberg
Managing Member

/s/ David J. Blumberg
DAVID J. BLUMBERG